December 3, 2010

VIA EDGAR AND FACSIMILE

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	iGATE Corporation
File No. 333-170042
Registration Statement on Form S-3

Dear Ms. Jacobs:

In accordance with Rule 461 under the Securities Act of 1933, as amended, iGATE Corporation (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3, File No. 333-170042 (the “Registration Statement”), filed by the Registrant with the Securities and Exchange Commission (the “Commission”), as amended, and all exhibits thereto (collectively, the “Registration Statement”). We request that the Registration Statement be declared effective on December 3, 2010, at 4:00 p.m., Eastern Time or as soon thereafter as is practicable. Please call James J. Barnes, at (412) 288-7164 to provide notice of effectiveness.

The Registrant acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 91- 80- 4104 1600 or our counsel, James J. Barnes, at (412) 288-7164.

Sincerely,

/s/ Mukund Srinath

Mukund Srinath

General Counsel and Corporate Secretary

iGATE Corporation